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                                               FILED BY MICRON ELECTRONICS, INC.
                                                  PURSUANT TO RULE 425 UNDER THE
                                                          SECURITIES ACT OF 1933
                              AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                               SUBJECT COMPANY:  INTERLAND, INC.
                                                   COMMISSION FILE NO. 000-31111



Interland, Inc. has posted on its website a Merger Frequently Asked Questions publication, the text of which follows. This document supersedes the Merger Frequently Asked Questions publication that was included as Exhibit B to the filing made by Micron Electronics, Inc. with the Securities and Exchange Commission on March 26, 2001 pursuant to Rule 425 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934.


                                   MERGER FAQ


WHAT IS THE TOTAL VALUE OF THE DEAL?

We are issuing stock and assuming options representing approximately a 30% interest in Micron Electronics, subject to adjustment under certain circumstances. The transaction is valued at approximately $130 million based on Micron Electronics stock price at the close of trading on March 22, 2001.

ARE THERE ANY COLLARS OR ANY OTHER ASPECTS THAT AFFECT THE TERMS OF THE DEAL?

The exchange ratio is subject to adjustment if certain minimum net available cash requirements at closing are not met by Micron Electronics. However, Micron Electronics does not expect there to be any adjustment under this provision.

WHAT OTHER SHAREHOLDER PROTECTIONS ARE FACTORED INTO THE AGREEMENT?

In certain circumstances, either party can terminate based on material adverse change of the other.

HAVE INTERLAND AND MICRON ELECTRONICS BOARDS APPROVED THESE TERMS?

Yes, both Boards approved the merger agreement, subject to each company's receipt of the requisite shareholders approval and other regulatory approval.

WILL THIS TRANSACTION BE TREATED USING A POOLING OF INTERESTS OR PURCHASE ACCOUNTING METHOD?

This will be treated using purchase accounting.

WHAT WILL BE THE MERGED COMPANY'S NAME?  WHY?

The new company will be named Interland, Inc., in order to capitalize on the strong brand equity Interland has built in the hosting space.


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WHERE WILL THE MERGED COMPANY'S HEADQUARTERS BE LOCATED AND WHY?

The corporate headquarters will be located in Atlanta. A number of factors contributed to the decision, including the fact that, of all our combined data center and office locations, the highest concentration of employees is in Atlanta.

Atlanta has experienced tremendous growth in terms of population, strength of human capital in the IT field and the growing number of corporate headquarters choosing to locate in Atlanta. Locating our headquarters in Atlanta adds strategic value, as we expand and strengthen our East coast presence. The Atlanta data center and office is located on a major Internet backbone facility as well as a major power grid. Combined, the company's bi-coastal presence provides balance across the entire network for protection against regional natural disasters or power shortages.

WHAT IS THE OVERALL TIMETABLE, INCLUDING ANY KEY EVENT DATES, FROM NOW UNTIL CLOSING THE DEAL?

We expect that proxy statements for each of Micron electronics and Interland to be filed by as soon as is feasible. We will provide shareholders of both companies with an opportunity to vote on the proposed merger, which we hope will occur sometime in the summer, depending on the timing of the review of the filings related to this transaction by the SEC. We anticipate closing as soon as practicable and permitted after the shareholder meetings.

WILL MICRON ELECTRONICS SHAREHOLDERS GET TO VOTE ON THIS OFFER? IF SO, WHEN? WHAT PERCENTAGE OF SHARES MUST VOTE IN FAVOR?

Micron Electronics shareholders will vote on the deal. We expect the vote to be held in the summer. A majority of the outstanding shares must vote in favor of approval. Since Micron Technology, Inc, which owns approximately 60% of the outstanding MEI shares, has agreed to vote in favor of the transaction, Micron Electronics shareholder approval of the merger seems assured.

WILL INTERLAND SHAREHOLDERS GET TO VOTE ON THIS OFFER? IF SO, WHEN? WHAT PERCENTAGE OF SHARES MUST VOTE IN FAVOR?

Interland shareholders will vote on the merger agreement and a majority of Interland's shares must be voted in favor of the merger agreement. 38% of Interland's shareholders have committed to voting in the affirmative for the merger. Shareholder voting is expected to take place sometime in the summer.

IS THERE ANY PENALTY IF THEY FAIL TO APPROVE THE DEAL?

No, unless the Interland shareholders vote the deal down with another bid pending and Interland then gets acquired within the next 12 months.

WILL INTERLAND SHAREHOLDERS HAVE AN OPPORTUNITY TO VOTE ON ANY COMPETING OFFERS?

Not unless they have already voted down our proposal. We have agreements with shareholders that own 38% of their shares that require those shareholders to vote in favor of our proposal.

WHAT OTHER REGULATORY APPROVALS ARE REQUIRED?

Hart Scott Rodino approval of the transaction is required and the SEC must declare the registration statement relating to the transaction effective.

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WHAT SEC REVIEWS ARE REQUIRED?

A proxy statement and a registration statement on Form S-4 will be filed with the SEC. The SEC may choose to review either of those documents at its sole discretion. We will not know whether these documents will be reviewed until after they are filed.

WILL MICRON ELECTRONICS AND INTERLAND HAVE TO CREATE AND SUBMIT A NEW PROXY?

The proxy statements to be sent to the Micron Electronics and Interland shareholders will be included as exhibits to the Form S-4 registration statement that will be filed with the SEC.

WHY DID MICRON ELECTRONICS CHOOSE INTERLAND?

Our goal is to be a leading business class hosting company to the SME market, the largest and fastest growing segment of the Web hosting industry. We are the largest business class-hosting provider to the SME market through both our combined direct sales channels as well as through the numerous strategic distribution channels, such as Verizon and a few other major telecommunications companies. Strategic partnerships with these partners were achieved because of extensive customer support systems and the reliability and scalability of each company's technology platforms.

We see a number of advantageous synergies in our combined forces. This combination gives us a first-mover position in the SME Web hosting market. Both companies are focused on small and medium businesses and have built sizeable customer bases. Both have been successful in capitalizing on that large base of hosting customers to upsell additional services and applications, resulting in customers moving up the value chain. Combined, we will be bigger and stronger, with a well-recognized company name.

We chose a combination with Interland for its proven ability to grow organically and migrate customers up into higher end Web hosting solutions. The combined companies are of similar size with closely focused sales strategies. Combined, this merger will position us as the #1 player in the business-class hosting market in terms of total dedicated customers, with more than 2,000 total dedicated customers today. Additionally, there is a strong mesh of corporate cultures that should prove to be advantageous in the integration of both companies.

Interland has been successful in developing one of the top brands in the Web hosting industry. It's Atlanta data center is a perfect addition to our strong multiple data center West Coast presence. This national data center presence, along with nationwide technical support capabilities, will enable us to provide more services to customers such as content mirroring, facilities disaster recovery, and the ability to expand our hours of customer service operation Finally, we are impressed with Interland's senior management team. Interland has attracted and retained a core group of senior management with more than 250 years of combined business experience in the technology industry, having served in senior management positions at companies such as: GE Medical Systems, a $15 billion business, and BellSouth Cellular, a cellular business with more than 6 million users, just to cite two examples. We see substantial opportunity for both growth and synergies, and we believe this combination will return value to our shareholders.

WHY DID INTERLAND AGREE TO MERGE WITH MICRON ELECTRONICS?

The combination of both HostPro and Interland will create a formidable force in the Web hosting industry and the largest independent pure-play hosting provider to the SME segment of the Web hosting market. Our business class hosting solutions position us to stay a leader in this business.

By combining with HostPro, we now have the necessary financial means to continue on, not only with a fully funded business model, but also with additional cash that can be utilized to

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opportunistically aggregate other hosting providers as well as seek out strategic acquisitions of technology and products.

The combined companies should be able to realize synergies in the range of $20-30 million that should expedite our achieving EBITDA positive targets.

HostPro has successfully acquired and integrated four Web hosting providers to create the fourth largest Web hosting company, according to IDC. HostPro has a proven expertise in assimilating businesses and we believe that this expertise will be useful for us as we consider strategic acquisitions in the hosting space as well as potential technology and product acquisition opportunities.

HostPro has multiple data centers that, when combined with Interland's Atlanta data center, create a coast-to-coast geographic presence. Additionally, HostPro has developed a multi-tiered platform of service for different levels of VAR relationships. This platform has resulted in successfully aligning more than 1800 VARs into its Web hosting systems.




WHAT WILL THE COMBINED COMPANY LOOK LIKE AFTER THE MERGER?

     HOW MANY CUSTOMER ACCOUNTS?            112,000
     HOW MANY PAID HOSTED WEBSITES?         More than 230,000
     HOW MANY DEDICATED CUSTOMERS?          More than 2,000
     HOW MANY DATA CENTERS?                 6
     HOW MANY EMPLOYEES?                    over 1000

WHAT DOES MANAGEMENT SEE AS THE BIG INTEGRATION ISSUES AND RISKS?

HostPro' experience in merging with and assimilating other businesses will prove very helpful in its merger with Interland. Interland has built itself around organic growth and has utilized proprietary software solutions to manage its customer base. Both companies have built award winning customer support systems, procedures and protocols for its customer service division, which includes customer care, customer loyalty teams and technical support teams.

As both companies are focused on the SME marketplace, the integration of both businesses should prove to be efficient. Both companies offer a breadth of Web hosting choices for their customers, which should prove to be a positive for the customer, as there will be a broader selection of services from which to choose.

The expertise of the combined company's management teams should allow for the combined company to begin realizing synergies very quickly.

WHAT CHURN CAN WE EXPECT AS OPERATIONS ARE CONSOLIDATED?

Management expects that, on a combined basis, there should be little difference in the combined company's churn rates than what they have been experiencing historically. Monthly churn of Interland's customer base has remained below 2% per month, which is one of the lowest churn rates in the industry. HostPro has also experienced industry low churn rates of 3 to 4% per month. With changing economic conditions, the entire Web hosting sector has been experiencing increasing churn rates. It is important to note that in each of HostPro's and Interland's recent quarterly earnings announcements, both HostPro and Interland experienced net customer gains. Going forward, as HostPro and Interland combine, the businesses should be able to take advantage of scale and operational efficiencies to provide continuous improvement to customer services and technical support.

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AREN'T YOU MOVING INTO A FADING/COMMODITIZING SECTOR?

Co-location is becoming a commodity. Neither Interland nor HostPro relies on co-location hosting services as a key revenue-driver for their business. The Web hosting market will continue to thrive with high margin growth as service providers move away from dot-coms as key targets and design their product offerings to appeal more closely to traditional brick-and-mortar businesses. Neophyte SMEs are expected to continue to fuel the growth of basic hosting services and overall Web hosting market growth (by revenues) is expected to come from increased migration from these customers to higher-end managed hosting services.

HOW DOES THE DOT-COM IMPLOSION HURT THIS MARKET? WHAT ABOUT THE SLOWDOWN IN ENTERPRISE IT SPENDING? IF IT'S PROLONGED, WHAT HAPPENS TO MODEL?

Although the shakeout in the technology sector and the overall economic climate have had some impact on short-term valuations and growth rates in the hosting industry, the same conditions are actually working in our favor, thus increasing the pressure on businesses to outsource more and more of their I.T. needs. It is clearly more cost-effective for businesses to outsource both Web hosting and applications. Additionally, constriction in the capital markets is creating opportunity for those companies, like HostPro and Interland, that are well-capitalized, with fully funded business plans, AND have a path to EBITDA profitability.

HOW BIG IS THE SME HOSTING MARKET?  HOW FAST IS IT GROWING?

According to IDC, the Web hosting market for business class services to SMEs is estimated to be a $6.6 billion business in 2000 and is expected to reach more than $23.1 billion in 2004. The SME segment of the market is the largest and most rapidly growing segment of the market. According to industry analysts, small- and medium-sized businesses are migrating to higher-end solutions and are depending upon the capabilities of an outsourced hosting services provider, with more than 25% of all SMEs having surpassed the $100/month hosting barrier in 2000. SMEs are choosing to develop a Web presence as a compliment to their brick-and-mortar business including intranets, provide on line customer support and basic information regarding their brick-and-mortar businesses.

WHAT HAVE PRICING TRENDS BEEN? WHAT ABOUT THE PEERS THAT ARE GIVING AWAY SHARED-SITES? WHAT IS THE DIFFERENCE HERE VS. YOUR TARGET MARKET?

The pricing for shared hosting has remained stable as more and more customers choose Web hosting providers for services that address their business needs and are looking beyond price as the single indicator of their selection of a Web hosting provider.

Reliability and performance requirements for sites are increasing, as Internet operations become truly inculcated into businesses' operations. The bar is being raised to the point where small, local providers have a tough time competing, both in technology and service/support levels. In addition, customers are requiring more features for which they will pay a premium (e.g., advanced security). For a relatively small investment, SMEs can advantageously utilize multi-million dollar technical and customer support solutions through their Web hosting provider. Incorporating many of these tools in-house for these businesses is not an option, as they do not have the IT resources, both financial and personnel resources, to manage the intricacies surrounding Web hosting.

WHAT IS WEB SITE PENETRATION OF SMALL BUSINESSES?

According to IDC, website penetration for small-sized enterprises in 2000 was approximately 26%. Small- and medium-sized enterprises are entrusting Web hosting companies and are rapidly adopting outsourcing their Web sites. Approximately 68% of small and 64% of medium

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businesses, according to Yankee Group, have chosen to outsource their Web hosting solution during 2000.

THERE IS SKEPTICISM ABOUT THE NEAR-TERM REALITY OF THE APP-OUTSOURCING MARKET. WHAT MAKES YOU THINK YOU CAN GROW THIS BUSINESS IN 2H01 AND 2002?

Our plans for expanding to provide hosted applications to SME customers are substantive, but they're also realistic. The reality is that the ASP model is really only beginning to emerge, and the industry hype got way ahead of the reality. The reality is that the software applications are not ready yet. But there is no denying that applications will move to the network. It's the premise behind Microsoft's .net strategy, and virtually every software company is working frantically to re-write their applications for the Web. As those Web-architected applications roll out, most beginning late '01 and '02, you'll see the ASP model.

So our ASP strategy will be a slow, steady burn, gaining experience and positioning ourselves with our 120,000 business customers as their best source for applications outsourcing by rolling out low-end apps, like the Microsoft Exchange product we launched earlier this month. Then as the ASP opportunity in SME unfolds, we'll be in a very strong position for leadership.

HostPro and Interland are focused on the sweet spot of the Web hosting market, the SME customer. With limited internal resources, it is anticipated that SMEs will adopt outsourcing of certain applications. HostPro and Interland also believe that the hosting industry will serve as the foundation for any opportunities in the applications hosting industry.

WHAT IS COMPOSITION OF CUSTOMER BASE [ENTERPRISE VS. DOT-COM]? WHERE WILL IT TREND? WHERE ARE YOU IN TERMS OF DOT-COM ATTRITION?

Although it's difficult to measure the exposure of dot-coms in our marketplace, we believe that brick-and-mortar SMEs make up the majority of our combined customer base. HostPro continued to add more than 7,800 customers from Q1 to Q2 while, Interland added more than 4,600 customers from Q3 to Q4 in 2000. While there has been much attrition in the Web hosting industry, a majority of churn has occurred from dot-com enterprises. Some industry peers have been focused on the highest-end of the Web hosting market and they have experienced negative customers adds. Both companies believe that dot-com attrition is already factored into its industry-low churn rate. Furthermore, with the combined scale of operation, there is no customer concentration, which greatly reduces the potential impact of any loss of business customers.

DO YOU ANTICIPATE PURCHASING OTHER HOSTING PROVIDERS? WHAT OTHER TYPES OF ACQUISITION TARGETS DO YOU ANTICIPATE GOING AFTER?

We plan to be opportunistic about the potential acquisition of other hosting providers, and other technologies, knowledge bases and applications that could be easily integrated into our solution set. We will first and foremost focus on integrating the businesses, realizing synergies and building shareholder value.

WHAT WILL THE COMBINED COMPANY'S HARDWARE PLATFORM STRATEGY BE GOING FORWARD? WILL THERE BE ANY IMPACT ON EXISTING VENDOR FINANCING ARRANGEMENTS OR LINES OF CREDIT?

HostPro and Interland are pleased with the current breadth of hardware platforms offered by both companies and anticipatethat our relationships with HP, Compaq and Sun Microsystems will continue. On a combined basis we believe that we will acquire greater purchasing power for selected hardware systems.


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WHAT IS THE COMBINED COMPANY'S INTERNATIONAL EXPANSION STRATEGY? HOW MUCH
REVENUE IS INTERNATIONAL CURRENTLY?

More than 10% of Interland's revenues continue to come from international customers. Although Interland did recently limit its direct presence in Western Europe, in order to speed its path to profitability, it continues to successfully attract an international customer base. Host Pro achieved 20% of its revenues from sales to international customers.

Over the long term, the combined businesses may look into international opportunities in the future while in the short term remaining focused on domestic revenue and customer growth opportunities.

WHAT IS INDIRECT CHANNEL STRATEGY? HOW WILL YOU MOVE UP THE VALUE-CHAIN WHILE KEEPING CUSTOMER ACQUISITION AND SUPPORT COSTS LOW?

Both companies have developed strong channel strategies, including both major partners and an extensive network of value added resellers (VARS). In addition to its existing relationship with Verizon, Interland recently signed a private label agreement with a worldwide telecom provider. HostPro recently began implementing a private-label agreement with a leading CLEC, selling HostPro services through the CLEC's sales force of 2,000 reps. HostPro currently has more than 1,800 VARS. The combined company will expand its channel program further, with a focus on reducing customer acquisition costs, meeting the needs of small business customers, and accelerating the migration of customers to higher-end services.

HOW MANY INSIDE REPS DO YOU HAVE NOW? HOW MANY OUTSIDE? HOW MANY DO YOU PLAN TO END THE YEAR WITH?

Interland has 80 inside sales reps mainly dealing with its shared customer base. It also has 25 field reps that focus on higher-end dedicated hosting solutions. There are plans to increase the total number of inside and outside sales persons for 2001. HostPro has 77 salespersons with 18 focused on higher-end dedicated hosting services.

HOW DO YOU EXPECT TO COMPETE WITH VENDORS WHO BUNDLE HOSTING WITH INTERNET ACCESS, OR WITH VOICE SERVICES?

Leading Telco providers such as Verizon are choosing Web hosting industry experts like Interland and HostPro to capitalize on the Web hosting market growth opportunities. These providers are offering bundled services to their customers that include Web hosting from pure play hosting specialists such as HostPro and Interland. We believe that this trend will continue as service providers are seeking partnership opportunities with companies who can offer a mix of Web-enabling services that complement their existing portfolios.

WHAT ARE THE NEW COMPANY'S LONGER-TERM GROWTH AND MARGIN EXPECTATIONS? WHAT DO YOU EXPECT FOR COST SYNERGIES, REVENUE SYNERGIES? WHAT IS THE RISK THEY DON'T MATERIALIZE?

For fiscal year '02 revenue growth is expected to grow at a combined sequential growth rate of 10 percent. Margins for 2002 are expected to fall in the range of 30-40 percent. Cost synergy is expected to result in approximately $20 million in total cost synergy savings. This is anticipated to come from data center rationalization, platform integration, product integration, increased purchasing power, with bandwidth and hardware providers. Projected 2002 revenues are anticipated to be in the range of $160-$180 million. We intend to exit the second calendar quarter of 2002 at an EBITDA break even level. Free cash flow should follow three quarters later.

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IS THERE A FACILITIES RATIONALIZATION STRATEGY TO HELP MARGINS?

We will selectively rationalize facilities and will only build out or expand data centers, as they are needed to address our growing customer base. We do not anticipate investing additional Capex into data center expansion.

WHAT IS CAPEX PLAN FOR FY 2002?

CapEx for the combined companies in 2002 are expected to be in the range of $45-50 million.

IS THERE AN IMPACT ON HOSTPRO'S MARGINS, AS IT HAS TO START BUYING MORE BOXES FROM NON-RELATED ENTITIES?

HostPro has been utilizing not only micronpc.com servers, but also HP, Cobalt and Compaq for many of its server needs relating to Web hosting, so there should be little impact to HostPro's gross margins relating to its purchase of servers from non-related entities.

WILL THERE BE CHARGES FOR CONSOLIDATION, OFFICE SHUT-DOWNS, TRANSIT
CONSOLIDATION?

Yes. There will be some one-time charges relating to the combination of both HostPro and Interland, although the amount and number of such charges has not been determined.

ARE ANY LAYOFFS EXPECTED?

We hope to minimize job losses. Inevitably there will be some duplication, but overall our intention is to grow the business not contract it. If we do have additional staff in some functions, our first objective would be to handle any reductions in workforce through natural attrition or redeployment of skills.

WHAT IS THE STATUS OF SAB-101 IMPLEMENTATION AT EACH COMPANY?

Both companies are in compliance with SAB 101.

WHAT ARE THE ROLES IN THE COMBINED COMPANY FOR EXISTING MANAGEMENT TEAMS?

Joel Kocher will become the Chairman and CEO of the combined companies, while Ken Gavranovic will serve as Vice-Chairman. Joel and Ken's skill sets are very complimentary and both individuals have foreseen the consolidation in the Web hosting industry and together believe that they can best capitalize on the developments within the industry. Joel has served as a leading force in the PC industry, while Ken has built his businesses from the ground floor up, beginning as a programmer at one of his first start-ups.

Additional senior management changes have not been determined at this time.

*Except for the historical information contained in this document, statements in this document may be considered forward-looking statements. These forward-looking statements include the expected effects of the merger of Micron Electronics and Interland (such as the establishment of the combined company as a leading provider of Web hosting solutions and certain merger synergies and expected future operating results for the combined company), the timing of the expected closing of the merger and the planned sale of Micron Electronics' non-hosting business. Actual results may differ materially from those contained in the forward-looking statements in this press release. Factors which could affect these forward-looking statements include but are not limited to: the ability to achieve expected operating efficiencies in connection with the merger, risks associated with integrating newly acquired technologies and products and unanticipated costs of such integration, the ability of the combined company to expand its customer base as planned, general economic conditions, failure of the transaction to close due to the failure to

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obtain regulatory approvals, the failure of the stockholders of Micron
Electronics or Interland to approve the merger, the impact of competition, quarterly fluctuations in operating results, customer acceptance of new products and services and new versions of existing products, the risk of delay in product development and release dates, risk of product returns, investments in new business opportunities and the ability of Micron Electronics to reach a definitive agreement to sell its PC business. Certain of these and other risks associated with Micron Electronics' business are discussed in more detail in its public filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this document.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders of both Micron Electronics and Interland are advised to read the prospectus/proxy statement regarding the merger, when it becomes available, because it will contain important information. Micron Electronics and Interland expect to mail a prospectus/proxy statement about the merger to the respective stockholders. Such prospectus/proxy statement will be filled with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when available) as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's Web site at http://www.sec.gov. The prospectus/proxy statement and such other documents may also be obtained free of charge from Micron Electronics or Interland.

Micron Electronics and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Micron Electronics' Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 26, 2000 and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Proxy Statement for the 2000 Annual Meeting is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's Web site at http://sec.gov and from Micron Electronics.

Interland and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Interland's Registration Statement on Form S-1, originally filed with the Securities and Exchange Commission on March 15, 2000, as amended from time to time thereafter, and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Registration Statement on Form S-1, as amended, is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Interland.

                                       ###